Exhibit 21
SUBSIDIARIES OF REGISTRANT

Name	Segment	State of Incorporation

T. Marzetti Company	Retail and Foodservice	Ohio
Flatout, Inc.*	Retail and Foodservice	Delaware
Fostoria Glass Company	Corporate	West Virginia
Lancaster Energy Corporation	Corporate	Ohio
Lancaster Glass Corporation	Corporate	Ohio
Marzetti Manufacturing Company*	Retail and Foodservice	Ohio
Sister Schubert’s Homemade Rolls, Inc.*	Retail and Foodservice	Alabama
All subsidiaries conduct their business under the names shown.
* Indicates indirect subsidiary